UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-76219NY

 (Check One):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K  ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Victory Energy Corporation
Full Name of Registrant:

Former Name if Applicable

2677 North Main Street, Suite 360
Address of Principal Executive Office (Street and Number)

Santa Ana, California 92705
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file its annual report on Form 10-K in a timely manner without unreasonable effort or expense because the Registrant’s independent registered public accounting firm requires additional time to complete its audit of the Registrant’s financial statements for the year ended December 31, 2008.

The delay in completion of the independent registered public accounting firm’s audit of the Registrant’s financial statements is due to a substantive accounting issue concerning the Registrant’s inability to obtain critical information of an accounting of funds processed through an independent third party escrow account.  The Registrant is working diligently to determine obtain this critical accounting information from a third party escrow provider so that it may complete its accounting and enable its independent registered public accounting firm to complete its audit of the Registrant’s financial statements.

The Registrant’s independent registered public accounting firm has been working diligently to complete its review of the Registrant’s financial statements for the year ended December 31, 2008 and the Registrant anticipates that the quarterly report will be filed no later than Wednesday, April 15, 2009.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

John Fullenkamp	(714)	480-0305
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Registrant’s independent registered public accounting firm.  The Registrant’s final, results of operations could be materially different from the unaudited preliminary results of operations set forth below.

In particular, and as noted above a substantive accounting issue has been identified concerning the Registrant’s inability to obtain critical information of an accounting of funds processed through an independent third party escrow account.  The Registrant is working diligently to determine the obtain these records from this third party escrow provider because the transactions that were processed through this escrow may significantly impact the Registrant’s financial statements for the year ended December 31, 2008.

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It is anticipated that significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report. However, a reasonable estimate of the change in results of operations cannot be made since the information sought from the third party represents a material portion of the company’s accounting activity during 2008. As such, the lack of this accounting information does not allow the company to reasonably ascertain its results of operations for the current year.

    Victory Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Jon Fullenkamp
Jon Fullenkamp
Chief Executive Officer

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal

Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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